# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cars.com Inc., CIK 0001683606
CUSIP: 14575E105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 300 S. RIVERSIDE PLAZA, 300 S. RIVERSIDE PLAZA, CHICAGO, Florida (FL), 60606
Date of event which requires filing of this statement: 04/18/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001853876-21-000001
Filed by CIK 0001853876

## Reporting persons
- ACMGMT, LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- FAMILY TRUST PURSUANT TO ARTICLE V OF THE LINDA AHMED DECLARATION OF TRUST DATED MARCH 4, 2005: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; sole voting power 2,500,400; shared voting power 3,500,400; sole dispositive power 2,500,400; shared dispositive power 3,500,400; aggregate amount beneficially owned 3,500,400 (5.2% of the class)
- ATLANTIC COAST WARRANTY CORP: type of reporting person: corporation (CO); citizenship or place of organization: Florida (FL); member of a group; sole voting power 1,000,000; shared voting power 3,500,400; sole dispositive power 1,000,000; shared dispositive power 3,500,400; aggregate amount beneficially owned 3,500,400 (5.2% of the class)
- ALI AHMED: type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); member of a group; sole voting power 1,000,000; shared voting power 1,000,000; sole dispositive power 1,000,000; shared dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (1.5% of the class)
- FAISAL AHMED: type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); member of a group; sole voting power 3,500,400; shared voting power 3,500,400; sole dispositive power 3,500,400; shared dispositive power 3,500,400; aggregate amount beneficially owned 3,500,400 (5.2% of the class)

## Item 1. Issuer
Name of issuer: Cars.com Inc.
Address of issuer's principal executive offices: 300 S. RIVERSIDE PLAZA, 300 S. RIVERSIDE PLAZA, CHICAGO, FLORIDA, 60606.

## Item 2. Person Filing
Name of person filing:
ACMGMT LLC 81-2986337
FAMILY TRUST PURSUANT TO ARTICLE V OF THE LINDA AHMED DECLARATION
OF TRUST DATED MARCH 4, 2005 81-2986337
ATLANTIC COAST WARRANTY CORP 83-0073351
ALI AHMED
FAISAL AHMED
Appendix A contains a written agreement between the above listed persons pursuant to section 240.13d-1(k)(iii).
Address of principal business office or, if none, residence:
5875 NW 163rd Street
Suite 105
Miami Lakes, FL 33014
(Same for all persons filing)
Citizenship:
Florida
(Same for all persons filing)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
For FAMILY TRUST PURSUANT TO ARTICLE V OF THE LINDA AHMED DECLARATION
OF TRUST DATED MARCH 4, 2005 - 81-2986337
(a) 3,500,400

For ACMGMT LLC 81-2986337
(a) 0

For ATLANTIC COAST WARRANTY CORP 83-0073351
(a) 3,500,400

For ALI AHMED
(a) 1,000,000

For FAISAL AHMED
(a) 3,500,400
Percent of class:
For FAMILY TRUST PURSUANT TO ARTICLE V OF THE LINDA AHMED DECLARATION
OF TRUST DATED MARCH 4, 2005 - 81-2986337
(b) 5.2 percent

For ACMGMT LLC 81-2986337
(b) 0 percent

For ATLANTIC COAST WARRANTY CORP 83-0073351
(b) 5.2 percent

For ALI AHMED
(b) 1.5 percent

For FAISAL AHMED
(b) 5.2%
Sole power to vote or to direct the vote:
For FAMILY TRUST PURSUANT TO ARTICLE V OF THE LINDA AHMED DECLARATION
OF TRUST DATED MARCH 4, 2005 - 81-2986337
(i) 2,500,400

For ACMGMT LLC 81-2986337
(i) 0

For ATLANTIC COAST WARRANTY CORP 83-0073351
(i) 1,000,000

For ALI AHMED
(i) 1,000,000

For FAISAL AHMED
(i) 3,500,400
Shared power to vote or to direct the vote:
For FAMILY TRUST PURSUANT TO ARTICLE V OF THE LINDA AHMED DECLARATION
OF TRUST DATED MARCH 4, 2005 - 81-2986337
(ii) 3,500,400

For ACMGMT LLC 81-2986337
(ii) 0

For ATLANTIC COAST WARRANTY CORP 83-0073351
(ii) 3,500,400

For ALI AHMED
(ii) 1,000,000

For FAISAL AHMED
(ii) 3,500,400
Sole power to dispose or to direct the disposition:
For FAMILY TRUST PURSUANT TO ARTICLE V OF THE LINDA AHMED DECLARATION
OF TRUST DATED MARCH 4, 2005 - 81-2986337
(iii) 2,500,400

For ACMGMT LLC 81-2986337
(iii) 0

For ATLANTIC COAST WARRANTY CORP 83-0073351
(iii) 1,000,000

For ALI AHMED
(iii) 1,000,000

For FAISAL AHMED
(iii) 3,500,400
Shared power to dispose or to direct the disposition:
For FAMILY TRUST PURSUANT TO ARTICLE V OF THE LINDA AHMED DECLARATION
OF TRUST DATED MARCH 4, 2005 - 81-2986337
(iv) 3,500,400

For ACMGMT LLC 81-2986337
(iv) 0

For ATLANTIC COAST WARRANTY CORP 83-0073351
(iv) 3,500,400

For ALI AHMED
(iv) 1,000,000

For FAISAL AHMED
(iv) 3,500,400

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: This schedule is filed pursuant to section 240.13-d-1(c). See Appendix B.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Appendix A - Contains a written agreement between the above listed persons pursuant to section 240.13d-1(k)(iii).
Appendix B - Identification and Classification of Members of Group

## Signatures
- ACMGMT, LLC: Ali Ahmed, Manager (05/02/2024)
- FAMILY TRUST PURSUANT TO ARTICLE V OF THE LINDA AHMED DECLARATION OF TRUST DATED MARCH 4, 2005: Faisal Ahmed, Trustee (05/02/2024)
- ATLANTIC COAST WARRANTY CORP: Ali Ahmed, Director (05/02/2024)
- ALI AHMED: Ali Ahmed, Individual (05/02/2024)
- FAISAL AHMED: Faisal Ahmed, Individual (05/02/2024)